EXHIBIT 99.1

Profound Medical 2023 Virtual Analyst & Investor Day Agenda

TORONTO, Oct. 10, 2023 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, announced today additional details regarding its Analyst & Investor Day event scheduled for Friday, October 13, 2023. The agenda will commence at 1:00 p.m. and is scheduled to conclude at approximately 3:30 p.m. Eastern Time.

The program will feature presentations on TULSA-PRO® and its unrivalled flexibility to treat a wide variety of prostate disease patients from key opinion leaders in the United States who have gained first-hand experience with the technology. In addition, members of Profound’s management team will provide clinical, technology and commercial updates, with a focus on the future of TULSA-PRO®. Finally, participants will hear testimonials from several prostate disease patients that have undergone the TULSA procedure.

TIME	SESSION
1:00-1:05 p.m.	Welcome & Introduction
1:05-1:45 p.m.	TULSA-PRO® Surgeon User Presentations
1:45-1:50 p.m.	TULSA Patient Testimonials
1:50-3:05 p.m.	Profound Management Presentations
3:05-3:20 p.m.	Q&A
3:20-3:30 p.m.	Closing Remarks

The live interactive event will be hosted on the Company's website at www.profoundmedical.com under "Webcasts" in the Investors section. Preregistration is required, so please arrive 5-10 minutes before the event start time. For individuals who are unable to attend the meeting live, an archive recording will be made available as soon as practicable on the website after the live event concludes.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849